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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2005.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

c/o General Counsel's Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                        Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank and its affiliates filed with the U.S. Securities and Exchange Commission and the Private Placement Memoranda of Toronto Dominion Holdings (U.S.A.), Inc. dated February 24, 2005.

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: July 12, 2005	By:	/s/ RASHA EL SISSI
Name: Rasha El Sissi Title: Associate Vice President, Legal

TD Banknorth to Acquire Hudson United Bancorp to Enhance Its Community Banking Franchise in Southern Connecticut and Eastern New York and Extend into New Jersey and Philadelphia

TD Bank Financial Group, TD Banknorth's Majority Shareholder, Pleased with Strategic Acquisition

Toronto, July 12, 2005: As announced earlier in a joint press release, TD Banknorth Inc. (NYSE: BNK) and Hudson United Bancorp (NYSE:HU) have signed a definitive agreement for TD Banknorth to acquire Hudson United Bancorp for approximately US $1.9 billion in cash and TD Banknorth stock.

"This acquisition is consistent with our growth strategy and will significantly expand our franchise in both Connecticut and eastern New York while providing us with a presence in the fast-growing markets of New Jersey and Philadelphia," said William J. Ryan, TD Banknorth's Chairman, President and Chief Executive Officer. "We look forward to welcoming Hudson United into the TD Banknorth family and to offering Hudson United's customers a broader array of products and services."

"We are pleased to support Bill Ryan and his team in this strategic acquisition," said Ed Clark, President and Chief Executive Officer of TD Bank Financial Group. "This transaction delivers on our shared vision for growth and marks a significant milestone in TD Banknorth's expansion strategy. In addition to being an excellent acquisition for TD Banknorth, this transaction is the right next step for TDBFG. It increases our U.S. footprint in personal and commercial banking, and does what we said we would do while meeting our financial and strategic criteria," added Clark.

On a pro forma basis, the transaction will create a regional financial services company with 590 branches, 751 ATMs and over US $26 billion in deposits across eight northeastern states.

What this means for TD Bank Financial Group

The cash for the transaction will be financed through TD Banknorth's sale of approximately 29.6 million shares to TDBFG, TD Banknorth's majority shareholder, at a price of $31.79 per share. On a pro forma basis TDBFG's percentage ownership of TD Banknorth will decrease slightly after giving effect to the transaction. However, through TD Banknorth share repurchases or, subject to meeting regulatory requirements, open market purchases, TDBFG has indicated its intent to at least maintain its ownership of TD Banknorth at the level prior to the acquisition of Hudson United or, as market conditions warrant, to potentially increase its position.

In 2006 the transaction is expected to be accretive to TDBFG earnings by approximately CDN $0.01 per share on a reported basis and CDN $0.02 before amortization of intangibles. In 2007, assuming expected cost savings are fully phased in and TD has restored its ownership level, accretion is anticipated to be approximately CDN $0.11 per share on a reported basis and CDN $0.12 cents before amortization of intangibles. More details on this will be provided during TD's analyst call.

For details on what this means for TD Banknorth, please refer to the joint release issued earlier this morning with Hudson United Bancorp.

Goldman Sachs and TD Securities served as advisors to TD Bank Financial Group.

Conference Call Details

TD Banknorth will hold an analyst conference call today, July 12, 2005, at 10:00 a.m., Eastern Time, to discuss details of the transaction. The call will feature a presentation by TD Banknorth CEO, Bill Ryan, and will be followed by a question and answer period for analysts and investors. The dial-in number for the call in the USA and Canada is 800-299-9630 and the international dial-in number is 617-786-2904. The passcode for the call is 38328527. The conference call is also being webcast by CCBN and can be accessed at TD Banknorth's website at www.tdbanknorth.com/investorrelations.

Immediately following the TD Banknorth call, TDBFG will host a call for its shareholders and analysts (using the same number and webcast coordinates) at approximately 11:10 am Eastern Time. The call will feature a presentation by Ed Clark and TDBFG's Chief Financial Officer, Dan Marinangeli and will be followed by a question and answer period for investors. The dial-in number for the call is the same as for the TD Banknorth call: USA and Canada — 800-299-9630, International — 617-786-2904. The passcode for the call is 38328527. Participants of the TD Banknorth call are welcome to remain on the line for the second call. An audiocast of the call will be available on line at TDBFG's website at www.td.com/investor/index.jsp.

A replay of the conference call will be available shortly after the call's completion for at least 30 days. The replay dial-in number in the USA and Canada is 888-286-8010 and the international replay dial-in number is 617 801-6888. The replay passcode is 19540613. A webcast replay will also be available at TD Banknorth's website www.tdbanknorth.com/investorrelations.

About TD Bank Financial Group

Marking 150 years of service to Canadians in 2005, The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; Wealth Management including the global operations of TD Waterhouse; Wholesale Banking, including TD Securities; and U.S. Personal and Commercial Banking through TD Banknorth. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$359 billion in assets, as of April 30, 2005. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

About TD Banknorth Inc.

TD Banknorth Inc. is a leading banking and financial services company headquartered in Portland, Maine and a majority-owned subsidiary of TD Bank Financial Group. At March 31, 2005, TD Banknorth had $32.1 billion of total consolidated assets and provided financial services to over 1.3 million households in the Northeast. TD Banknorth's banking subsidiary, TD Banknorth, N.A., operates banking divisions in Maine, New Hampshire, Massachusetts, Connecticut, Vermont and upstate New York. TD Banknorth and TD Banknorth, N.A. also operate subsidiaries and divisions in insurance, wealth management, merchant services, mortgage banking, government banking and other financial services and offer investment products in association with PrimeVest Financial Services, Inc. The TD Banknorth common stock trades on the New York Stock Exchange under the symbol "BNK". For more information, visit http://www.tdbanknorth.com.

Forward-looking Information

This press release contains forward-looking statements regarding TD Banknorth's acquisition of Hudson United Bancorp and the effect on TDBFG's earnings and percentage ownership of TD Banknorth. Words such as "expect", "will", "anticipate", "intend" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) estimated cost savings from the acquisition cannot be fully realized within the expected time frame; (2) revenues following the acquisition are lower than expected; (3) competitive pressure among depository institutions increases significantly; (4) costs or difficulties related to the integration of the businesses of TD Banknorth and Hudson United Bancorp are greater than expected; (5) changes in the interest rate environment reduce interest margins; (6) general economic conditions, either nationally or in the markets in which TD Banknorth will be doing business, are less favorable than expected; (7) legislation or changes in regulatory requirements adversely affect the businesses in which TD Banknorth would be engaged; or (8) factors which would result in a condition to the transaction not being met. None of TDBFG, TD Banknorth or Hudson United Bancorp undertakes any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

Additional Information About the Transaction

This press release may be deemed to be solicitation material in respect of the proposed merger of TD Banknorth and Hudson United Bancorp. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Shareholders of TD Banknorth and shareholders of Hudson United Bancorp are urged to read the registration statement and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that will be part of the registration statement, because they will contain important information about the proposed merger. The final joint proxy statement/prospectus will be mailed to shareholders of TD Banknorth and shareholders of Hudson United Bancorp. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from TD Banknorth, Two Portland Square, P.O. Box 9540, Portland, Maine 04112-9540, Attention: Investor Relations, or from Hudson United Bancorp, 1000 MacArthur Boulevard, Mahwah, New Jersey 07430, Attention: Investor Relations.

TD Banknorth, Hudson United Bancorp and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding TD Banknorth's directors and executive officers is available in TD Banknorth's proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on April 20, 2005, and information regarding Hudson United Bancorp's directors and executive officers is available in Hudson United Bancorp's proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 23, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

CONTACT:

TD Bank Financial Group

Investor Relations: Scott Lamb — 416-982-5075

Media Relations: Dianne Salt, 416-308-6807

TD Banknorth Inc.

Jeff Nathanson, 207-761-8517

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FORM 6-K SIGNATURES
TD Banknorth to Acquire Hudson United Bancorp to Enhance Its Community Banking Franchise in Southern Connecticut and Eastern New York and Extend into New Jersey and Philadelphia